Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

February 22, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549
Mail Stop 4561

Attention: William H. Demarest

Re:	United American Corporation
Form 8-K filed 2/13/06
File No. 0-27621

We write on behalf of United American Corporation (the “Company”) in response to Staff's letter of February 15, 2006 by William H. Demarest, Staff Accountant, at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced current report on Form 8-K filed February 13, 2006 (the “Comment Letter”). On behalf of the Company, we are submitting this response to the Comment Letter.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 8-K

1.
Amend the report to include all of the information required by Item 304(a)(1)(iv)(A) of Regulation S-B regarding any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(I)(iv) and (v) of Regulation S-B. File the amendment under cover of Form 8-K/A and include the Item 4.01 designation, including an updated letter from the former accountant, addressing the revised disclosures, as Exhibit 16.

In response to this comment, the Company filed an amendment to the current report on Form 8-K/A and included the information required by Item 304(a)(1)(iv)(A) of Regulation S-B and an updated letter from the former accountant.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane
CANE CLARK LLP